UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93
Company Registry (NIRE) 353.001.861-33

NOTICE TO THE MARKET (free translation)

CLARIFICATION ABOUT NEWS PUBLISHED IN THE PRESS

CPFL Energia S.A. ("CPFL Energia"), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76 (“Corporation Law”), and Brazilian Securities Commission (“CVM”) Ruling No. 358/2002, informs to its shareholders and to the market at large that asked its controlling shareholder, Camargo Corrêa SA (“CCSA” or “Company”) to clarify about the article published by Bloomberg news agency about the possible negotiation with the Chinese state owned energy company State Grid to buy its stake at CPFL Energia.

Find below the transcription of the answer received by the Company:

“Dear Gustavo Estrella,

Answering your email below, Camargo Corrêa S.A. (“CCSA”) clarifies that, according to the corporate purpose of a holding company, we are constantly evaluating strategic opportunities related to its business portfolio, constantly keeping contact with potential investors. CCSA did not take any decision about divesting its skate, totally or partially, on CPFL Energia, and will communicate the market and CPFL Energia about any decision taken in the future about that matter.  It is also worth clarifying that, in the hypothesis CCSA decides to sell its stake, totally or partially, in the controlling group of CPFL Energia, that operation will be executed under the terms of CPFL Energia Shareholders’ Agreement, available at the company’s website and in observance of the capital markets laws, the applicable regulation and the rules of BM&FBOVESPA Novo Mercado.

Best Regards,

Vitor Hallack

Chief of the Board of Directors”

São Paulo, June 22, 2016

CPFL ENERGIA S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 22, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.